Exhibit 99.1

TD Bank, America's Most Convenient Bank™ CEO Mike Pedersen to Retire

TORONTO,ON and CHERRY HILL, NJ October 27, 2016 – TD Bank Group (TSX and NYSE: TD) today announced that Mike Pedersen, President and Chief Executive Officer of TD Bank, America's Most Convenient Bank, has informed the Bank of his intention to retire in the summer of 2017.

TD has named Greg Braca, current Head of Corporate and Specialty Banking, as Chief Operating Officer of TD Bank, America's Most Convenient Bank effective November 1, 2016, reporting to Pedersen. TD also announced its intention that Braca will succeed Pedersen as President and CEO on June 1, 2017. Pedersen will remain an advisor to the Bank for a period of time following this date.

“It has been an honor to lead a Bank that is so focused on taking care of its customers, communities and colleagues,” Pedersen said. “Greg is an inspirational leader and I look forward to working with him during this seven-month transition period.”

Pedersen started his career with TD Bank Group in Toronto as Group Head, Corporate Operations, in 2007. He succeeded Bharat Masrani, as President and CEO of TD Bank, America's Most Convenient Bank in 2013. Under his leadership, the US business has outgrown the competition and made excellent progress.

“I want to thank Mike for leading the Bank through some of the most challenging economic conditions in US history. Through it all, he championed the customer experience, gave back to our communities and inspired our next generation of leaders," said Bharat Masrani, Group President and CEO, TD Bank Group. “Greg is emblematic of the deep bench we have at TD. He lives and breathes the TD brand and will continue to build on our momentum in the US.”

Braca joined TD in 2002, and has played a key leadership role in the Bank's growth, particularly in the Metro New York region. Prior to his role as Head of Corporate and Specialty Banking, he served as the Head of Retail and Commercial Banking in New York, and was instrumental in building out the Bank's Consumer and Small Business, Government Banking and Middle Market Lending businesses in this key growth market.

“I look forward to working with Mike during the transition and partnering with the senior leadership team to deliver on our vision for the Bank,” said Braca. “TD Bank's vibrant culture and commitment to customers have enabled us to become a top 10 bank in the United States. Our strong brand, differentiated customer experience and dedicated colleagues will help us build upon this success.”

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves approximately 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 10.8 million active online and mobile customers. TD had CDN$1.2 trillion in assets on July 31, 2016. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

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For further information:

Media: Maria Saros, Corporate and Public Affairs, 416-983-4093, Maria.Saros@td.com

Investors: Gillian Manning, Investor Relations, 416-308-6014, Gillian.Manning@td.com